UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response...... 2.50
FORM 12b-25
SEC FILE NUMBER 001-13828

NOTIFICATION OF LATE FILING	CUSIP NUMBER 552715104

(Check one):  Form 10-K	 Form 20-F	 Form 11-K	☒ Form 10-Q	 Form 10-D	 Form N-SAR

  Form N-CSR

For Period Ended: March 31, 2006

	Transition Report on Form 10-K
	Transition Report on Form 20-F
	Transition Report on Form 11-K
	Transition Report on Form 10-Q
	Transition Report on Form N-SAR
	For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MEMC Electronic Materials, Inc.

Full Name of Registrant

Former Name if Applicable

501 Pearl Drive (City of O’Fallon)

Address of Principal Executive Office (Street and Number)

St. Peters, Missouri 63376

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense


(b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2006 cannot be filed by the prescribed due date. As previously announced in its Form 12b-25 filed March 16, 2006, the Company was unable to file timely its annual report on Form 10-K for the fiscal year ended December 31, 2005 or its quarterly report on Form 10-Q for the period ended September 30, 2005 (previously announced in the Company’s Form 12b-25 filed November 10, 2005) because the Company had not completed the previously announced restatement of its financial statements for the periods ended March 31, 2005 and June 30, 2005.

As previously announced in these Form 12b-25 filings and the Company’s Form 8-K filed on October 26, 2005, the Company determined that the quarterly reports on Form 10-Q for the first two quarters of 2005 should be restated to reflect the Company’s conclusions relating to the tax deductibility of an interest payment made in 2004. In connection with the restatements, the Company also determined to reflect a change in its revenue recognition practices relating to polysilicon sales, and the Audit Committee of the Board of Directors undertook a review of the revenue recognition related to polysilicon at that time. The Company thereafter filed a Form 12b-25 to report that it could not timely file its quarterly report for the third quarter of 2005, and a Form 12b-25 to report that it could not timely file its annual report on Form 10-K for the fiscal year ended December 31, 2005.

Consistent with the statements in the previously filed Form 12b-25s, the Audit Committee is continuing its investigation. At the same time, management is continuing its work to finalize the 2005 quarterly reports on Form 10-Q and the annual report on Form 10-K for the fiscal year ended December 31, 2005, including working on the quarterly reports with respect to revenue recognition, tax issues and other adjustments.

The Company currently anticipates that the reports will be finalized and filed upon the completion of the Audit Committee review, management’s finalization of the reports and the related reviews and audit by the Company’s independent registered public accountants.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Bradley D. Kohn	636	474-5000
(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes   No ☒

Annual Report on Form 10-K for the fiscal year ended December 31, 2005; Quarterly Report on Form 10-Q for the quarter ended September 30, 2005

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  MEMC Electronic Materials, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2005	By:	/s/ Ken Hannah
Ken Hannah, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

3